

July 15, 2011

Via Email
Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
         Supplemental Response filed May 20, 2011
         Post-Effective Amendment No. 10 to Registration Statement on Form S-1
         Filed June 21, 2011
         File No. 333-147019

Dear Mr. Adarkar:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note recent press reports that a private equity investor has committed to fund $150 million of loans on your platform. Please tell us about the current status of any agreement with larger purchasers to fund large amounts of notes on your platform. Please clarify how you determined that this commitment is not the entry into a material agreement, or concluded that an 8-K was not otherwise required.

2.   In your response letter dated May 20, 2011, you indicate that you have issued warrants in connection with your "promotional activities." Please provide us with expanded analysis explaining how you concluded that the promotion was not the offer and sale of securities, given that investors needed to purchase more than $250,000 in notes in order to receive the warrants. Revise your risk factors to discuss your potential liability for unregistered

offerings of securities, including the potential impact of your settlement and order from the Commission.

Post Effective Amendment No. 10 filed June 21, 2011

Does Prosper or WebBank participate in the platform as a lender member?, p. 15

3.   According to your explanatory note, you have filed Post Effective Amendment No. 10 in order to reflect "Prosper's potential participation on the platform" and yet this Q&A says that Prosper will not participate in the platform as a lender. Please reconcile this disclosure.

Risk Factors, page 22

4.   Add a risk factor that discusses the significant conflicts of interests that will exist if Prosper, or its insiders, participate in the funding of loans. Please also clarify that some of the protections of the securities laws may be difficult to enforce.

Determining Estimated Loss Rates, page 54

5.   Revise your disclosure to discuss the variances between your predicted loss rates and your actual loss rates for seasoned loans. Discuss the actual variances observed during each of your monthly re-evaluations of your loss rates, as described in your response letter dated May 20, 2011. Also, provide us with your analysis as to how you concluded that the variances, between your actual loss experience and your estimate included in your disclosure and on your website, did not require revision.

Purchase of Notes by Prosper or Related Parties, page 76

6.   Please tell us whether Prosper will participate in the Note Trader platform. If so, what notice, if any, will be given to other lender members that Prosper intends to sell or has sold its portion.

7.   We note the measures you have in place to deter employees trading on non-public information. It is unclear from your disclosure whether employees that have access to confidential information, whether verification data or personal data about the borrower members, are allowed to participate on the platform at all. It seems that personal data, such as a borrower member's true address, would be material non-public information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Staff Attorney

cc: Keir Gumbs, Esq.
          Covington & Burling LLP